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July 21, 2000



Dear Shareholder:

You recently received a Proxy Statement - Prospectus dated July 13, 2000 concerning the proposed Merger Agreement between FSB Bancorp, Inc. and IBT Bancorp, Inc. The Proxy Statement-Prospectus stated that your Board of Directors unanimously recommends that you approve the Merger Agreement. The six directors present at the April 4, 2000 meeting of your Board of Directors voted for a Resolution approving the Merger Agreement. Director Leo Goodyear, who was not present at the meeting, has given his written consent to adoption of the Resolution. Director Larry Sensabaugh, who also was not present at the meeting, has stated that he does not favor approval of the Merger Agreement.

We enclose another proxy card for your use in the event you have voted and now wish to change your vote. If you have not done so, you are urged to read the Proxy Statement-Prospectus because it contains important information about the proposed merger. Shareholders may obtain an additional free copy of the Proxy Statement-Prospectus and other documents filed by IBT Bancorp, Inc. at the Securities and Exchange Commission's web site at http://www.sec.gov or from IBT Bancorp, Inc. by directing such request in writing or by telephone to: IBT Bancorp, Inc., 200 East Broadway, Mt. Pleasant, Michigan 48845, Attention:
Secretary, Telephone: (517) 772-9471.

Despite Mr. Sensabaugh's views, I believe your Board of Directors made the right decision in adopting the Resolution approving the Merger Agreement and, as stated in the Resolution, that the merger is in the best interests of the Company and its shareholders.

We apologize for any inconvenience to you.

Sincerely,


/s/ Herbert C. Wybenga
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Herbert C.  Wybenga
Chairman